Exhibit 4.8

DESCRIPTION OF SECURITIES

The following is a brief description of (i) the common stock, par value $0.001 per share (the “common stock”) and (ii) warrants to purchase common stock (the “warrants”), of VerifyMe, Inc. (the “Company,” “we,” “our” or “us”), which are the only securities of the Company registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended. This description is not complete, and we qualify it by referring to our amended and restated articles of incorporation, as amended (the “Articles of Incorporation”), our amended and restated bylaws, as amended (the “Bylaws”), the form of warrant, the form of Representative Warrant and the terms of the Warrant Agent Agreement, dated June 22, 2020, (the “Warrant Agreements”) for our outstanding warrants registered under Section 12, each of which is filed as an exhibit to our Annual Report on Form 10-K for the fiscal year ended December 31, 2020.

Our Articles of Incorporation authorize us to issue 750,000,000 shares of capital stock, divided into two classes:

•	650,000,000 shares of common stock, $0.001 par value per share; and
•	75,000,000 shares of preferred stock, $0.001 par value per share (“preferred stock”)

Common Stock

Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to any rights of holders of our preferred stock, holders of shares of our common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for dividend payments. Upon our liquidation, dissolution or winding up, after payment of creditors and holders of outstanding shares of our preferred stock, if any, holders of shares of our common stock will be entitled to share ratably in any of the remaining assets of the Company. Our shares of our common stock are not subject to any liability for further assessments. There are no redemption or sinking fund provisions applicable to the common stock. Our common stock is not subject to call. The holders of our common stock have no cumulative voting, conversion, or pre-emptive or other subscription rights.

Preferred Stock

Our Articles of Incorporation provides our board of directors the authority, without further action by the stockholders, to issue, from time to time, up to 75,000,000 shares of preferred stock in one or more series. Our board of directors has the authority to determine the terms of each series of preferred stock, within the limits of the Articles of Incorporation and the laws of the state of Nevada. These terms include the number of shares in a series, dividend rights, liquidation preferences, terms of redemption, conversion rights, and voting rights.

The issuance of any preferred stock may negatively affect the holders of our common stock. These possible negative effects include diluting the voting power of shares of our common stock, affecting the market price or value of our common stock and delaying, deterring or preventing a change of control of us or an unsolicited acquisition proposal.

Series B Convertible Preferred Stock. Holders of our Series B Convertible Preferred Stock are entitled to participate pro rata with holders of common stock with respect to dividends and other distributions, including the distribution of assets upon liquidation. Each share of Series B Convertible Preferred Stock is convertible at any time into 169,934 shares of common stock; provided, that holders of Series B Convertible Preferred Stock are prohibited from converting Series B Convertible Preferred Stock into shares of common stock if, as a result of such conversion, the holder, together with its affiliates, would own more than 4.99% of the total number of shares of common stock then issued and outstanding. Holders of our Series B Convertible Preferred Stock are not entitled to vote, except (i) as otherwise required by law and (ii) that each issued and outstanding share of Series B Convertible Preferred Stock is entitled to the number of votes equal to the number of shares of common stock into which each such share of Series B Convertible Preferred Stock is convertible in connection with (A) certain fundamental transactions or (B) the issuance by the Company, directly or indirectly, in one or more related transactions or series of related transactions, of shares of common stock, options or convertible securities if, in the aggregate, the number of such shares of common stock together with the number of shares of common stock issuable upon the conversion or exercise, as applicable, of such options and convertible securities is more than 20% of the number of shares of common stock issued and outstanding prior to any such issuance.

Warrants

As of December 31, 2023, the Company had outstanding warrants, which are listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “VRMEW,” to purchase an aggregate of 3,073,379 shares of common stock as follows:

•	2,173,913 warrants to purchase up to 2,173,913 shares of common stock that were issued by the Company on June 22, 2020 in connection with its underwritten public offering (the “Offering”) and listing on Nasdaq (the “Offering Warrants”);
•	325,987 warrants to purchase up to 325,987 shares of common stock that were issued by the Company to the representative of the underwriters of the Offering upon it partially exercising its over-allotment option to purchase up to 326,087 warrants for 326,087 shares of common stock (the “Over-Allotment Warrants”); and
•	573,479 warrants to purchase up to 573,479 shares of common stock that were issued by the Company upon closing of the Offering to certain persons in exchange for the cancellation of their warrants that were issued in connection with a private placement that was completed on March 6, 2020 (“Exchange Warrants” and together with the “Offering Warrants” and “Over-Allotment Warrants,” collectively, the “Uplist Warrants”).

Uplist Warrants

The Uplist Warrants are exercisable at an exercise price of $4.60 per share and will expire on June 22, 2025. Each Uplist Warrant is exercisable for one share of common stock. The exercise price and number of shares of common stock issuable upon exercise of the Uplist Warrants may be adjusted in certain circumstances, including in the event of a stock dividend or recapitalization, reorganization, merger or consolidation. However, the Uplist Warrants will not be adjusted for issuances of common stock at prices below its exercise price. The terms of the Uplist Warrants are governed by a Warrant Agreement, dated as of June 22, 2020, between the Company and West Coast Stock Transfer, Inc., as the warrant agent.

Representative’s Warrants

In connection with the Offering, we issued warrants to purchase up to 173,913 shares of common stock to the representative of the underwriters of the Offering (the “Representative’s Warrants”). The Representative’s Warrants are exercisable at any time, and from time to time, in whole or in part, during the three-year period commencing 180 days following June 17, 2020 at an exercise price of $5.06. Each Representative’s Warrant is exercisable for one share of common stock. The exercise price and number of shares of common stock issuable upon exercise of the Representative’s Warrants may be adjusted in certain circumstances, including in the event of a stock dividend or recapitalization, reorganization, merger or consolidation. However, the Representative’s Warrants will not be adjusted for issuances of common stock at prices below its exercise price.

Anti-Takeover Effects of Provisions of our Articles of Incorporation and Bylaws

Preferred Stock

Our board of directors, without stockholder approval, has the authority under our Articles of Incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock, while not intended as a defensive measure against takeovers, could be issued quickly and easily, could adversely affect the rights of holders of common stock and could be issued with terms calculated to delay or prevent a change of control of the Company or make removal of management more difficult.

Board of Directors Vacancies; Removal of Directors for Cause

Our Bylaw authorize only our board of directors, subject to our Articles of Incorporation and Nevada law, to create new directorships and to fill any vacant directorships by a majority vote of the directors. These provisions have the effect of preventing a stockholder from gaining control of our board of directors by filling the resulting vacancies with its own nominee. In addition, members of the board of directors may only be removed by the affirmative vote of the holders of not less than two-thirds of the voting power of our issued and outstanding stock entitled to vote generally in the election of directors. This provision may have the effect of delaying a change in control of our board.

Advance Notice Provisions for Stockholder Proposals and Stockholder Nominations of Directors

Our Bylaws provide for advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders and specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed.

Special Meetings of Stockholders

Special meetings of the stockholders may be called only by our chief executive officer, the chairman of the board of directors or the president of the company pursuant to the requirements of our Bylaws.

Amendment of Bylaws

Our Bylaws grant both our stockholders and our board of directors the power to amend or repeal our bylaws by the affirmative vote of a majority of the board of directors or the combined voting stock of the outstanding capital stock of the Company.